June 7, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention: Russell Mancuso

Re:                               Tyco Electronics Group S.A.
Tyco Electronics Ltd.
Request to Withdraw Registration Statement on Form S-1
File No. 333-140061

Ladies and Gentlemen:

Tyco Electronics Group S.A. (“TIGSA”) and Tyco Electronics Ltd. (“Tyco Electronics” and, together with TIGSA, the “Registrants”), previously filed the above-referenced registration statement on Form S-1 on January 18, 2007 (the “Registration Statement”), and amendments to the Registration Statement were filed on April 20, 2007 and May 18, 2007.  Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby request that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn effective this date.

The Registrants no longer intend to proceed with a registered public offering of their securities at this time. The Registrants may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Registrants believe withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrants represent that no securities have been sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Sean P. Griffiths of Gibson, Dunn & Crutcher LLP, at (212) 351-4035.

If you have any questions, please contact Mr. Griffiths at (212) 351-3872 or Brian J. Lane at (202) 887-3646.

Sincerely,

/s/ Mario Calastri
Name: Mario Calastri
Title: Director, Tyco Electronics Group S.A.